Mail Stop 0306
      June 16, 2005


Via U.S. Mail and Facsimile to (310) 657-4879

Scott Hayashi
Chief Financial Officer
Arbios Systems, Inc.
8797 Beverly Boulevard, #206
Los Angeles, California 90048


	Re:	Arbios Systems, Inc.
		Form 10-KSB for the year ended December 31, 2004
		Filed March 30, 2005
      File No. 000-32603

Dear Mr. Hayashi:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-QSB for the period ended March 31, 2005

Financial Statements

Note 2.  Stock-Based Compensation, page 6

1. We note that you use the Black Scholes option-pricing model in determining the fair value of the non-employee stock-based compensation. In future filings please also disclose the significant assumptions used in applying that model for any stock-based compensation paid to non-employees.

Item 2.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 8

Critical Accounting Policies

Patents, page 9

2. If you attribute a valuation to a third party expert, then the expert should be named and their consent included in any registration statement incorporating the related financial statements.
Alternatively, future filings should present disclosure about valuation methods and to the extent important to an understanding of a valuation, significant assumptions.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Traci Hornfeck, Staff Accountant, at (202)
551-
3642 or me at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian
Cascio,
Branch Chief, at (202) 551-3676.


							Sincerely,



							Gary Todd
							Reviewing Accountant

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Mr. Scott Hayashi
Arbios Systems, Inc.
June 16, 2005
Page 3



Mr. Scott Hayashi
Arbios Systems, Inc.
June 16, 2005
Page 2